FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending February 2014

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

Vesting of Conditional Share Awards under the
GlaxoSmithKline Performance Share Plan

This notification sets out the vesting of an award over Ordinary Shares in GlaxoSmithKline plc, made in 2011 to a connected person of a Person Discharging Managerial Responsibility (PDMR) under the GlaxoSmithKline 2009 Performance Share Plan. The award was subject to relevant business performance conditions.

The three year performance period for the award commenced on 1 January 2011 and ended on 31 December 2013.

The table below shows the proportion of this Performance Share Plan conditional award that vested and lapsed on 13 February 2014.

Name of PDMR	Name of Connected Person	Number of Ordinary Shares Awarded	Number of Ordinary Shares lapsed
Mr P Thomson	Mrs K Thomson	1,420	841

The Company and the above individual was advised of this transaction on 13 February 2014.

The fair market value of an Ordinary Share of GlaxoSmithKline plc at the point of vesting on 13 February 2014 was £16.53.

This notification relates to a transaction notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(c).

Sonja Arsenić
Corporate Secretariat

14 February 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: February 14, 2014

By: SIMON BICKNELL
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Simon Bicknell
Authorised Signatory for and on
behalf of GlaxoSmithKline plc